Exhibit 99.(a)(1)(G)

The email copied below was sent to you by Intersil Corporation on October 7, 2009. This email serves as a reminder that there currently are only [    ] business days left to participate in Intersil’s Stock Option Exchange Program. There will be no exceptions to the November 5, 2009, 5:00 p.m., Eastern Standard Time, deadline to participate (unless the expiration date is extended). To participate, please visit the Intersil Stock Option Exchange Program Website through the following link: https://www.corp-action.net/intersil. You can also participate by submitting a paper election form to BNY Mellon Shareowner Services. To receive a paper election form, please contact BNY Mellon. Please keep in mind that your elections must be properly submitted and received by BNY Mellon Shareowner Services before the deadline described above or your election will not be accepted.

Dear [Name]:

We are pleased to offer you the opportunity to exchange your eligible stock options for new stock options (the “Exchange Offer”). Whether or not to participate in the Exchange Offer is completely your decision. Complete details of the Exchange Offer, including information about the material terms of the new stock options, are available in the Offer to Exchange document distributed to you. You can also obtain personalized information about your eligible stock options and the number of new stock options that you can receive in exchange for your eligible stock options by visiting the Exchange Offer website at the link listed below. The Exchange Offer opened today, October 7, 2009 and expires at 5:00 p.m., Eastern Standard Time, on November 5, 2009, unless extended.

We have partnered with BNY Mellon Shareowner Services (“BNY Mellon”) to help administer the Exchange Offer. BNY Mellon will be responsible for the day-to-day management of the Exchange Offer, including the Exchange Offer website, customer service telephone lines and most communications regarding participation in the Exchange Offer.

If you choose not to participate, you do not need to take any action and you will keep your outstanding eligible stock options with their current terms and conditions.

If you choose to participate, you will be able to do so through the BNY Mellon website dedicated specifically to the Exchange Offer. Alternatively, you may participate by completing a paper election form. Paper forms may be requested as provided below in this letter. For security purposes, a Personal Identification Number (“PIN”) has been assigned to you to access your personal information and make your election choices.

Your PIN is: [PIN #]

Please visit the Exchange Offer website at https://www.corp-action.net/intersil and follow the instructions for accessing your personal information and making and submitting your elections. The website includes links to access a copy of the Offer to Exchange document and an Option Exchange Analysis Tool.

If you choose to participate in the Exchange Offer, your election(s) must be submitted online, or if you choose to request and submit a paper election form, your election(s) must be properly completed, signed and received by BNY Mellon, in either case, by 5:00 p.m., EST Time, on November 5, 2009, unless this deadline is extended. If the deadline is extended, we will provide appropriate notice of the extension and the new deadline no later than 9:00 a.m., EST, on the next business day following the previous deadline. The expiration deadline will be strictly enforced.

Please note that you will be receiving all materials related to the Exchange Offer electronically. These materials are also available for free at the SEC’s website at www.sec.gov. In addition, if you would like to receive a paper copy of any of the Exchange Offer materials, including election forms, please contact BNY Mellon. If you decide to make your elections using paper forms, you must allow for adequate delivery time to ensure that BNY Mellon receives your election form by the deadline described above.

You should carefully read the information contained in the Offer to Exchange document distributed to you, as well as the information located on the Exchange Offer website available at https://www.corp-action.net/intersil. You are encouraged to consult your own outside tax, financial and legal advisors before you make any decision regarding participation in the Exchange Offer. Participation involves certain risks, some of which are discussed in the “Risk Factors” section of the Offer to Exchange document. No one from Intersil, BNY Mellon or any other entity is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

Please direct all questions regarding the Exchange Offer and how to participate to BNY Mellon. One of BNY Mellon’s customer service representatives will be able to answer your questions over the phone. Please do not reply directly to this email message, as all questions should be directed to BNY Mellon:

BNY Mellon Shareowner Services

Customer Service Representatives are available

Monday 12AM through Friday 11:59PM, Eastern Time

866-284-5699 (From within the U.S.)

201-680-6579 (From outside the U.S.)